

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU ANNOUNCEMENT OF 2002 DEFINITIVE DIVIDEND PAYMENT

(Santiago, Chile, April 25, 2003) – The Regular Stockholders' meeting held yesterday, approved the distribution, with charge to year 2002's profits, of a Definitive Additional Dividend Nº223, which amounts to Ch$42.59722 per share (Ch$212.9861 per ADR), totaling Ch$13,567,336,909. The Company's final dividend will be paid on May 9, 2003 and distributed among its 318,502,872 shares of record as of May 3, 2003.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter, the largest Chilean mineral water producer, the leader in the bottled nectar category in Chile and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.